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                                                                 EXHIBIT (C)(20)

                              [ADVEST, INC. LOGO]

October 6, 1999

Board of Directors
Penobscot Shoe Company
450 North Main Street
Old Town, Maine 04468

Members of the Board:

     Penobscot Shoe Company ("Penobscot" or the "Company") and Riedman Corporation ("Riedman") are expected to enter into an Agreement and Plan of Merger (the "Agreement"), whereby a newly created indirect wholly-owned subsidiary of Riedman ("Merger Subsidiary") will offer to purchase all of the issued and outstanding shares of Penobscot common stock for $11.75 per share (the "Tender Offer"). Subsequent to the completion of the Tender Offer, Merger Subsidiary will be merged with and into the Company (the "Merger"), and each outstanding share of Penobscot common stock that was not acquired in the Tender Offer will be converted into the right to receive $11.75 in cash. The Merger and the Tender Offer together comprise the "Transaction". At the completion of the Transaction, Penobscot will be an indirect wholly-owned subsidiary of Riedman.

     You have asked us whether, in our opinion, the cash consideration to be received by Penobscot shareholders is fair, from a financial point of view, to such shareholders of the outstanding shares of common stock of the Company.

     In arriving at our opinion set forth below, we have, among other things:

        (i) Reviewed the Agreement and Plan of Merger dated October 6, 1999 and the Tender Agreements dated October 6, 1999;

        (ii) Reviewed the drafts of Schedule 14D-9 and Schedule 14D-1 to be submitted to the Securities and Exchange Commission;

        (iii) Reviewed the publicly available consolidated financial statements of Penobscot for recent years and interim periods to date as well as other filings with the Securities and Exchange Commission for such periods;

        (iv) Reviewed the reported prices of common stock, trading activity, as well as publicly available financial and operating data for companies deemed similar to Penobscot;

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Board of Directors
Penobscot Shoe Company
October 6, 1999
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          (v) Reviewed the pricing and financial terms of recent corporate transactions involving acquired companies deemed similar to Penobscot;

         (vi) Reviewed internal financial and operating information, including certain projections prepared by the senior management of Penobscot;

         (vii) Discussed the business, financial condition, and prospects of Penobscot with certain members of senior management; and

        (viii) Performed such other financial studies and analyses and investigations as we deemed necessary.

     In addition to the foregoing, we have, among other things, performed the following analyses and investigations: (i) compared the proposed purchase price per share to the historical trading range of Penobscot's common stock; (ii) compared the proposed purchase price and its implied ratios ("multiples") to sales, earnings, book value and cash flow to the same multiples calculated from current public market valuations of publicly traded companies deemed similar to the Company; (iii) compared the proposed purchase price and its implied multiples of sales and cash flow to the same multiples as calculated from valuations established in recent transactions of companies deemed similar to the Company; (iv) analyzed and compared the proposed purchase price to the value of estimated future free cash flows discounted to their current value; and (v) analyzed Penobscot's historical trading activity, including volume and price relationships. In addition, we performed such other investigations and took into account such other matters and information as we deemed necessary.

     Advest has provided certain investment banking services to Penobscot in the past and has received fees for rendering these services, including a fee for advising the Company on this Transaction. As part of our engagement, the Company has agreed to pay Advest a fee for delivery of this opinion letter.

     In preparing this opinion, we have relied on the accuracy and completeness of all information supplied or otherwise made available to us by the Company, and we have not independently verified such information, nor have we undertaken an independent appraisal of the assets or liabilities of the Company. This opinion is necessarily based upon circumstances and conditions as they exist and can be evaluated by us as of the date of this letter. Our opinion is directed to the Board of Directors of Penobscot and does not constitute a recommendation of any kind to any shareholder of Penobscot as to whether such shareholder should tender his or her stock in the Tender Offer or how such shareholder should vote at the shareholders' meeting to be held in connection with the Merger. We have assumed for purposes of this opinion that there have been no material changes in the financial condition of the Company from the conditions disclosed in the Company's financial reports.

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Board of Directors
Penobscot Shoe Company
October 6, 1999
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     Advest hereby consents to a description and inclusion of this opinion in any public filings issued with regard to this transaction and to references to Advest in such documents. Except as otherwise provided above, this opinion is solely for the use and benefit of the Company and shall not be disclosed publicly or made available to third parties without the prior written approval of Advest.

     In reliance upon and subject to the foregoing, it is our opinion that, as of the date hereof, the cash consideration to be received by the Company's shareholders in the Transaction is fair, from a financial point of view, to the Company's shareholders.

                                            Very truly yours,

                                            ADVEST, INC.

                                            /s/ Rex H. Green
                                            Rex H. Green
                                            Managing Director

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